UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

NORTH AMERICAN ENERGY PARTNERS INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

656844107
(CUSIP Number)

Michael C. Neus
Perry Corp.
767 Fifth Avenue, 19th Floor
New York, New York 10153
(212) 583-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 656844107	Page 2 of 8

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Perry Corp.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [  ]
b.           [  ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

New York

	7	Sole Voting Power
Number of Shares		4,598,466
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 4,598,466
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

4,598,466

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [  ]

13           Percent of Class Represented By Amount in Row (11)

12.69%

14           Type of Reporting Person (See Instructions)

IA, CO

CUSIP NO. 656844107	Page 3 of 8

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Richard C. Perry

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [  ]
b.           [  ]
3           SEC Use Only

4           Source of Funds (See Instructions)

WC

6	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

United States of America

	7	Sole Voting Power
Number of Shares		4,598,466 (all shares beneficially owned by Perry Corp.)
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 4,598,466 (all shares beneficially owned by Perry Corp.)
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

4,598,466

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [  ]

13           Percent of Class Represented By Amount in Row (11)

12.69%

14           Type of Reporting Person (See Instructions)

IN, HC

CUSIP NO. 656844107	Page 4 of 8

AMENDMENT NO. 1 TO SCHEDULE 13D

  This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined herein) with the United States Securities and Exchange Commission on December 4, 2006 (the “Schedule 13D”), relating to common shares, no par value (the “Shares”), of North American Energy Partners Inc., a Canadian federal corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplementally amended as follows:

Item 1.     Identity and Background.

  This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen (together, the “Reporting Persons”).  Perry Corp. is a registered investment adviser that provides investment management services to private investment funds (the “Perry Funds”).  Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp.  The principal business address of each of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153.  A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit 1.

  The name, citizenship, business address and principal occupation of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Schedule I attached hereto, which is incorporated herein by reference.

  Except as set forth below, during the last five years, neither Perry Corp., Richard C. Perry, nor, to the knowledge of the Reporting Persons, any of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  On July 21, 2009, Perry Corp. settled an administrative proceeding brought by the SEC pursuant to which, while neither admitting nor denying the charges, Perry Corp. agreed to the entry of a cease and desist order requiring future compliance with Section 13(d) under the Securities Exchange Act of 1934 and Rule 13d-1 thereunder, a censure and payment of a $150,000 penalty.  The order resolves the SEC’s inquiry into Perry Corp.’s acquisition of shares of Mylan Corporation in 2004.  Additional information regarding the terms of the settlement can be found in SEC Release No. 34-60351, dated July 21, 2009.

Item 4.     Purpose of Transaction.

  George Brokaw resigned from his position as an employee of Perry Corp. and its affiliates, effective October 31, 2011.  Mr. Brokaw serves as a director of the Issuer.

  The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of the common shares, conditions in the securities markets generally, general economic and industry conditions and other factors.  In connection with such review, the Reporting Persons from time to time may enter into discussions with current and potential shareholders, directors, and officers of the Issuer.  Depending on such review, and subject to the conditions below, the Reporting Persons may make additional purchases or may sell or transfer common shares beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the common shares or other securities and/or may cause any of the Perry Funds to distribute in kind to their respective partners or shareholders, as the case may be, common shares or other securities.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Shares by the Securities Act or other applicable law.

  Except as otherwise described herein, none of Perry Corp., Richard C. Perry or, to the knowledge of the Reporting Persons, the persons listed in Schedule I have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.  Each Reporting Person may, at any time and from time to time, review or reconsider their position and formulate such plans or proposals.

Item 5.     Interest in Securities of the Issuer.

  (a) – (b)  Perry Corp. is the indirect beneficial owner of 4,598,466 Shares, which constitutes 12.69% of the Issuer’s outstanding Shares, based upon 36,249,086 Shares outstanding as of August 22, 2011 (pursuant to the Issuer's Form 6 - K, filed on August 22, 2011).  Perry Corp. has sole power to vote and sole power to dispose of the 4,598,466 Shares.  By virtue of his position as President, sole director and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.

  (c)           There have been no transactions with respect to the Shares during the sixty days prior to the date of this Statement on Schedule 13D by either Perry Corp. or Richard C. Perry.

  (d)           The limited partners of (or investors in) each of the Perry Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

  (e)           Not applicable.

CUSIP NO. 656844107	Page 5 of 8

Item 7.    Material to be Filed as Exhibits.

Exhibit	Description

1*	Joint Filing Agreement, dated as of December 1, 2006, by and among Perry Corp. and Richard C. Perry.

2*
Form of Underwriting Agreement, by and among North American Energy Partners Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters listed in Schedule B thereto and the selling shareholders named in Schedule A thereto. (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to Form F-1, Registration No. 333-135943, filed by NACG Holdings Inc. on October 12, 2006).

3*
Registration Rights Agreement, dated as of November 26, 2003 among NACG Holdings Inc. and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to Form F-1, Registration No. 333-135943, filed by NACG Holdings Inc. on July 21, 2006).

4*	Letter Agreement dated November 28, 2006 among North American Energy Partners Inc., Perry Partners L.P., and Perry Partners International Inc.

5	Power of Attorney, dated June 21, 2005.

* Previously filed as an Exhibit to initial Schedule 13D and incorporated herein by reference.

CUSIP NO. 656844107	Page 6 of of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 31, 2011	PERRY CORP.

	Name:	/s/ Michael C. Neus*
	By:	Richard C. Perry
	Title:	President

RICHARD C. PERRY
Date: October 31, 2011
	Name:	/s/ Michael C. Neus*

*By Michael C. Neus, attorney-in-fact

CUSIP NO. 656844107	Page 7 of 8

SCHEDULE I

Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)

Name	Title	Citizenship

Randall Borkenstein	Chief Financial Officer and Treasurer
Michael C. Neus	General Counsel and Secretary
Paul Leff	Managing Director and Chief Investment Officer
David Russekoff	Managing Director

Each of the persons listed above is a citizen of the United States of America.  The business address for each of the persons listed above is:  c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.  To the knowledge of the Reporting Persons, no person listed above owns any Shares of the Issuer.

CUSIP NO. 656844107	Page 8 of 8

Exhibit 5

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, RICHARD PERRY, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. ("Perry") and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.

/s/ Richard Perry
Richard Perry